UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 October 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Logistics named Lead Logistics Provider by Chrysler Group for KUKA inbound network

25 October 2006

25 October 2006

TNT Logistics named Lead Logistics Provider by Chrysler Group for KUKA inbound network

KUKA is a Tier 1 supplier of automobile bodies to the Chrysler Group

TNT Logistics North America, a leading provider of supply chain services to the automotive industry, has been awarded a multi-year contract by the Chrysler Group. TNT Logistics will provide lead logistics services and inbound transportation for stamped parts and components to KUKA Toledo Production Operations LLC (KTPO) at the Toledo Supplier Park. KTPO, a member of the international KUKA Group, is the Body-in-White supplier for the new 2007 Jeep® Wrangler and Wrangler Unlimited to the Chrysler Group. The production is based on a pay-on-production system and includes the complete automotive body including closures and the opening for the windshield.

This new TNT Logistics operation assures just-in-time delivery to KTPO. Using its Matrix™ proprietary supply chain execution system, TNT Logistics will manage more than 250 inbound truckloads of parts and components each week arriving at the KTPO facility. As lead logistics provider (LLP), TNT Logistics will optimize and route all inbound freight into that location from suppliers around the country.

“We’re excited to have been chosen to provide logistics services that support production of the Jeep Wrangler, one of the most recognizable and iconic off-road vehicles in the marketplace,” said Steve Kowalkoski, vice president and general manager, automotive sector, TNT Logistics North America. “The success of TNT's LLP operation for the Chrysler Group on KTPO’s behalf is highly dependent on our technology as there is very little room for error in supporting KTPO’s customer.”

Through the deployment of its Matrix™ system, TNT Logistics can extend visibility of material within its customers’ networks of supply chain trading partners. Matrix™ uses transportation and inventory management data to provide a view into manufacturing and distribution supply chains, which allows for ongoing adjustments and improvements in supply chain processes.

“Performance is the only measure our customers use,” added Larry Drake, President and Chief Executive Officer, KUKA Flexible Production Systems, Inc., the USA headquarters. “We feel that TNT Logistics is well suited to help us deliver on that commitment of performance.”

About The Chrysler Group

The Chrysler Group manufacturers, assembles and sells cars and trucks under the brand names Chrysler, Jeep® and Dodge. The Chrysler Group also provides its customers with parts and accessories marketed under the Mopar® brand name.

About KUKA

The KUKA Schweissanlagen Group is one of the world's leading providers of engineering services and flexible manufacturing systems to the automotive industry, its sub-suppliers, and other sectors. Its range of services covers practically all joining and cutting processes for the manufacture of vehicle bodies and chassis components, as well as products in other areas of the industry. Around 3,300 employees work in 25 companies on ideas, concepts and solutions for automated production. The Group achieved sales of $933 million in 2005. KUKA USA is headquartered in Sterling Heights, Mich. The KUKA USA web site address is www.kukausa.com.

About TNT Logistics

TNT Logistics North America is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimization, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, fast moving consumer goods & retail, general industry, utilities and rail.

TNT Logistics employs approximately 36,000 people, who are operating in 28 countries, managing over 78 million square feet of warehouse space. For 2005, TNT Logistics reported sales of $4.22 billion.

On August 23, 2006 TNT N.V. announced the sale of its Logistics division to affiliates of Apollo Management L.P., a leading private equity firm focused on long-term investments with offices in New York, London and Los Angeles. According to Apollo, TNT Logistics is a world class business with dedicated professionals, a strong management team and an impressive customer list, which is perfect as a platform for growth and further development of its top position in the contract logistics business.

The TNT Logistics web site address is: www.tntlogistics.com. TNT Logistics is a division of TNT N.V.

TNT

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and € 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 27 October 2006